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                                                                     Exhibit 2.8




                  HOME PROPERTIES DISCLOSES ACQUISITION PIPELINE



For Immediate Release:

         Friday, March 20, 1998

Rochester, New York/ PR Newswire/ -- Home Properties (NYSE:HME), a real estate investment trust ("REIT") specializing in apartment communities in select Northeast, Midwest and Mid-Atlantic markets, today disclosed that is has entered into various agreements to purchase 4,452 apartment units for a combined price of $174 million. The properties are located in Maryland, Connecticut, Illinois, and Pennsylvania. The agreements are subject to certain conditions and approvals. Detailed information on the acquisitions will be released by the Company when the transactions are consummated.

On February 5, 1998, Home Properties disclosed that it had $92 million of acquisitions in four unrelated transactions under contract. Since then, the Company has closed on two of these transactions totaling $16 million, completed an additional acquisition for $27 million, and entered into additional agreements totaling $98 million. Two previously announced contracts totaling $76 million are still pending.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.

Home Properties is a self-managed real estate investment trust which now operates 162 communities with 22,364 apartment units. Of these, 15,016 units in 67 communities are owned outright, 4,862 units are managed by the Company as general partner, and 2,486 units are managed for others. The communities are located throughout the Northeastern quadrant of the United States, including New York, Michigan, Pennsylvania, New Jersey, Ohio, Virginia, and Indiana. In addition, Home Properties manages 1.7 million square feet of commercial space. Home Properties' common stock is traded on the New York Stock Exchange under the symbol "HME" and on the Berlin Stock Exchange under the symbol "HMP GR". The Company's web site address is www.homeproperties.com.

                                      *****

For further information:

         Amy L. Tait, Executive Vice President
         Home Properties of New York, Inc.
         (716) 246-4108